CONTACT: Investors:

Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:

Mike Sherrill

Gutenberg Communications

+1 212 239 8741

msherrill@gutenbergpr.com

WNS Raises Guidance for Fiscal Year 2008

Outlook for Fiscal 2008 Healthy Despite Mortgage Disruption and Currency Appreciation

MUMBAI, INDIA, and NEW YORK, October 3, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced it raised guidance for fiscal 2008 following its rapid response to fluctuations in its U.S. mortgage services business.

“Revenue growth continues to be robust across sectors, and we are confident of finishing this fiscal year on a strong note,” said Neeraj Bhargava, Group Chief Executive Officer. “The overall strength and diversity of our operations have helped us withstand pressure from the mortgage slowdown and appreciation of the Indian Rupee. The WNS team has addressed these issues rapidly while addressing other challenges like attrition and acquiring new business.”

WNS has successfully redeployed or out-placed most of the resources previously dedicated to First Magnus, in addition to deferring ongoing capacity addition to minimize the impact that market conditions in the mortgage industry had on operating income.

WNS has also increased pricing on contracts with new clients and on select contracts with existing clients to help offset the impact of the appreciation of the Indian rupee.

Fiscal 2008 Guidance

WNS raised its Aug. 17, 2007 guidance for fiscal 2008:

•	Revenue less repair payments expected to be between $290 million and $295 million. This would represent growth of between 32.0% and 34.3% from fiscal 2007.

•	Net income (excluding share-based compensation expense, amortization of intangible assets and fringe benefit taxes on employee stock options) is expected to be between $33 million to $35 million.

•	Revised average exchange rate assumptions for the above guidance are 40.00 Indian Rupees to 1 US Dollar and 2.01 US Dollars to 1 Pound Sterling for the rest of the fiscal year.

The detailed guidelines for Fringe Benefit Tax (FBT) on ESOPs are awaited from the Government of India. WNS intends to pass on the incidence of the tax to the employees resulting in a neutral cash impact on the company. The accounting treatment for the same is dependent on the detailed guidelines.

About WNS

WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.

Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.

About Non-GAAP Financial Measures

For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.

The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.

WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.